U
SECURITIES A
Was

08030331

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRACE FINANCIAL GROUP, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 WINDMILL LANE
(No. and Street)

SOUTHHAMPTON	**NY**	**11968**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN VILLANTE **(631) 287-4633**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

MAR 20 2008
THOMSON FINANCIAL

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, **BRIAN VILLANTE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GRACE FINANCIAL GROUP, LLC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & MANAGING MEMBER
Title

Notary Public

LINDA S GUESSFERD
Notary Public - State of New York
NO. 01GU6125945
Qualified in Suffolk County
My Commission Expires 4/25/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report internal controls

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to statement of financial condition	3 - 5

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Grace Financial Group, LLC

We have audited the accompanying statement of financial condition of Grace Financial Group, LLC (a limited liability company) (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grace Financial Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 13, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Receivable from clearing organization, net	$	360,036
Securities owned, at market value		311,416
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $125,949		11,166
Prepaid expenses		64,126
TOTAL ASSETS	$	746,744

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	503,045
Loan payable to bank		49,051
Total liabilities		552,096
Members' equity		194,648
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	746,744

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Grace Financial Group, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association. The Company provides execution services for hedge funds, money managers, registered investment advisors, institutional clients, and high net-worth individuals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company records securities transactions and related commission income and related expenses on a settlement date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade date basis.

Marketable securities
Marketable securities are valued at market value.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated economic useful lives of the assets.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

NOTE 3. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to another broker-dealer (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of December 31, 2007, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker.

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 4. SECURITIES OWNED

At December 31, 2007, securities owned consisted primarily of U.S. Treasury Notes with a market value of $310,758. The notes mature at various dates through August 2010.

NOTE 5. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2007:

Furniture	$	9,737
Equipment		117,424
Leasehold improvements		9,954
		137,115
Less: accumulated depreciation		(125,949)
Furniture and equipment, net	$	11,166

Depreciation expense for the year ended December 31, 2007 amounted to $22,260.

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2007:

Operating expenses	$	246,267
Bank overdraft		256,778
Total	$	503,045

NOTE 7. INCOME TAXES

The Company files its income tax returns as a limited liability company; as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

NOTE 8. BANK LOAN

The Company has secured a line of credit in the amount of $50,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1.5%. At December 31, 2007, the outstanding balance was approximately $49,000. The loan is guaranteed by a member of the Company.

NOTE 9. COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases that expire through May 2010. Rent expense for 2007 was $158,995. The approximate future minimum payments required as of December 31, 2007, over the term of the current leases are as follows:

Year ending December 31:		
2008	$	70,435
2009		59,570
2010 (to May 31)		18,030
	$	148,035

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

As is in the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. The Company is presently a defendant in an arbitration case, which is being disputed before FINRA. The claimant is seeking damages of $325,000 against the Company and two employees. Based on the progress of the proceedings to date, management is unable to determine what effect, if any, this matter will have on the Company's financial position and/or results of operations.

NOTE 10. EMPLOYEE PURCHASE PLAN

The Company has established an equity purchase plan for those individuals employed with the Company more than four years who chose to purchase interests in the Company as Class B members. The Company is offering a 20% member interest in the aggregate to this group based on a calculated value for the Company as set forth in the plan. Class B members have voting rights proportionate to the percentage of their contributions. Through December 31, 2007, two eligible employees have contributed $92,000, representing 4% interest in the Company at that date.

NOTE 11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company's net capital was approximately $117,000, which exceeded its minimum requirement of $37,000. The Company's ratio of aggregate indebtedness to net capital was 4.71 to 1 at December 31, 2007.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or rule 15c3-1. At December 31, 2007, the Company's net capital exceeded the minimum net capital of $45,000 required under Regulation 1.17 by approximately $72,000.

NOTE 12. CONTINUING OPERATIONS

The Company's members have committed to fund the Company's operating deficits, if any, through January 1, 2009.

END